Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Second Quarter 2024 Results

•	FDA clearance of COM503 IND in July 2024 triggered a $30 million milestone payment from Gilead

•	On track to present data from COM701 + COM902 + pembrolizumab, platinum resistant ovarian cancer study in Q4 2024

•
Partner, AstraZeneca, advanced development of rilvegostomig, and provided a non-risk adjusted peak year revenue target of over $5 billion, reflecting the potential of the asset. Compugen is eligible for future milestones and mid-single-digit tiered royalty payments, presenting a significant potential revenue source for the Company

•	Solid balance sheet with cash runway expected to fund operations into 2027

HOLON, ISRAEL, August 6, 2024 - Compugen Ltd. (Nasdaq: CGEN) (TASE: CGEN) a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, today announced financial results for the second quarter ended June 30, 2024, and provided a corporate update.

“Continuing our track record in delivering on our plans, we have executed well in the second quarter of 2024,” said Anat Cohen-Dayag, Ph.D., President and Chief Executive Officer of Compugen. “We achieved FDA IND clearance for COM503, a differentiated antibody approach to harness cytokine biology for cancer therapeutics, triggering a right to receive a $30 million milestone payment from our partner Gilead. We are on track to initiate a Phase 1 clinical trial for COM503, as monotherapy and in combination with the anti-PD1 zimberelimab in advanced solid tumors, in the fourth quarter of 2024.”

Dr. Cohen-Dayag continued, “We are also on track to present data from our COM701 + COM902 + pembrolizumab study in platinum resistant ovarian cancer in the fourth quarter of 2024. There is a significant unmet medical need for women with ovarian cancer who could benefit from potentially safe, efficacious and durable alternative treatment options. We previously demonstrated encouraging data in this patient population, including monotherapy activity, overall response rate of 20% and durable responses with some patients benefiting from treatment for over 16 months comparing favorably to standard of care. We believe showing data consistent with what we have previously reported in this indication, will once again confirm that COM701 combinations are active. We plan to share next steps for COM701 combinations at the time of data presentation in the fourth quarter of 2024."

Dr. Cohen-Dayag added, “Our partner, AstraZeneca, is advancing development of rilvegostomig, their PD-1/TIGIT bispecific, and provided a non-risk-adjusted peak year revenue target of more than $5 billion for this asset, reflecting the potential of rilvegostomig. Compugen is eligible for future milestones and mid-single-digit tiered royalty payments, presenting a significant potential revenue source for the Company.”

Upcoming Expected Milestones
COM701 +COM902 + pembrolizumab proof-of-concept study
•	Platinum resistant ovarian cancer - data presentation in the fourth quarter of 2024

COM503 (licensed to Gilead; Compugen leads through Phase 1 development)
•	Initiation of COM503 Phase 1 trial in the fourth quarter of 2024

Rilvegostomig (AstraZeneca’s PD-1/TIGIT bispecific, TIGIT component derived from COM902)
•	AstraZeneca anticipates data from Phase 1/2 ARTEMIDE-01 trial in the second half of 2024; poster presentation from Phase 2 GEMINI-Gastric trial accepted at ESMO 2024

Second Quarter 2024 Financial Highlights
Cash: As of June 30, 2024, Compugen had approximately $92.3 million cash, cash equivalents, short-term bank deposits, restricted cash and short-term bank deposit, and cash investments, compared with approximately $51.1 million as of December 31, 2023. Compugen expects that its cash and cash-related balances together with the additional expected $30 million milestone payment on COM503 IND clearance achieved in July, which is subject to a 15% withholding tax, will be sufficient to fund its operating plans into 2027. The Company has no debt.

Revenues: Compugen reported approximately $6.7 million in revenues for the second quarter ended June 30, 2024, compared to no revenues for the comparable period in 2023. The revenues reported reflect recognition of a portion of the upfront payment from the license agreement with Gilead and the clinical milestone from the license agreement with AstraZeneca in the amount of $5 million.

R&D expenses for the second quarter of 2024 were approximately $6.2 million compared with approximately $7.8 million for the comparable period in 2023.

G&A expenses for the second quarter of 2024 were approximately $2.2 million, compared with approximately $2.4 million for the comparable period in 2023.

Net loss for the second quarter of 2024 was approximately $2.1 million, or $0.02 per basic and diluted share, compared with a net loss of approximately $9.3 million, or $0.11 per basic and diluted share, in the second quarter of 2023.

Full financial tables are included below.

Conference Call and Webcast Information
Compugen will hold a conference call today, August 6, 2024, at 8:30 AM ET to review its second quarter 2024 results. To access the live conference call by telephone, please dial 1-866-744-5399 from the U.S., or +972-3-918-0644 internationally. The call will be available via live webcast through Compugen’s website, located at the following link. Following the live webcast, a replay will be available on Compugen’s website.

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has two proprietary product candidates in Phase 1 development: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Rilvegostomig, a PD-1/TIGIT bispecific antibody where the TIGIT component is derived from Compugen’s clinical stage anti-TIGIT antibody, COM902, is in Phase 3 development by AstraZeneca through a license agreement for the development of bispecific and multispecific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, of which the most advanced program, COM503, a potential first-in-class, high affinity anti-IL-18 binding protein antibody, which has been granted IND clearance from the FDA, is licensed to Gilead. Compugen is headquartered in Israel, with offices in San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to our expectation to present data from our ongoing trials and the relevant timing thereof; statements relating to potential of rilvegostomig and potential long-term revenue source for Compugen thereof; statements relating to our expectation that our cash is expected to fund operations into 2027; statements relating to receipt of a milestone payment from Gilead; statements regarding our expectation to initiate a Phase 1 study for COM503, as monotherapy and in combination with the anti-PD1 zimberelimab in advanced solid tumors, in fourth quarter of 2024; statements regarding our belief that showing data in platinum resistant ovarian cancer consistent with what we have previously reported in this indication, will once again confirm that COM701 combinations are active; and statements regarding our plans to share next steps for COM701 and timing thereof; and statements relating to data presentations from different rilvegostomig clinical trials. These and other forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties, and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value; the general market, political and economic conditions in the countries in which Compugen operates, including Israel; and the effect of the evolving nature of the recent war in Israel, and the related evolving regional conflicts. These and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
VP, Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Six Months Ended,
	June 30,		June 30,
	2024	2023	2024	2023
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	6,702	-	9,261	-
Cost of revenues	1,552	-	3,654	-
Gross profit	5,150	-	5,607	-

Operating expenses
Research and development expenses	6,183	7,761	12,593	15,206
Marketing and business development expenses	157	49	248	165
General and administrative expenses	2,222	2,404	4,670	4,977
Total operating expenses	8,562	10,214	17,511	20,348

Operating loss	(3,412)	(10,214)	(11,904)	(20,348)
Financial and other income, net	1,300	889	2,528	1,697
Loss before taxes on income	(2,112)	(9,325)	(9,376)	(18,651)
Tax benefit (expense)	(11)	49	(14)	36
Net loss	(2,123)	(9,276)	(9,390)	(18,615)

Basic and diluted net loss per ordinary share	(0.02)	(0.11)	(0.10)	(0.21)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	89,531,937	87,182,839	89,518,778	86,903,741

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

	June 30,	December 31,
	2024	2023
	Unaudited

ASSETS

Current assets
Cash and cash equivalents	11,877	13,890
Restricted cash	-	365
Short-term bank deposits	47,439	25,053
Restricted short-term bank deposit	333	-
Investment in marketable securities	32,688	11,742
Trade receivables	5,000	61,000
Other accounts receivable and prepaid expenses	4,796	2,529
Total current assets	102,133	114,579

Non-current assets
Long-term prepaid expenses	922	1,233
Severance pay fund	3,023	2,977
Operating lease right to use asset	3,061	1,329
Property and equipment, net	1,028	1,216
Total non-current assets	8,034	6,755

Total assets	110,167	121,334

LIABILITIES AND SHAREHOLDERS EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	13,068	14,485
Short-term deferred revenues	11,252	11,149
Current maturity of operating lease liability	449	632
Total current liabilities	24,769	26,266

Non-current liabilities
Long-term deferred revenues	21,028	25,392
Long-term operating lease liability	2,580	719
Accrued severance pay	3,450	3,398
Total non-current liabilities	27,058	29,509

Total shareholders' equity	58,340	65,559

Total liabilities and shareholders' equity	110,167	121,334